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                               SPECIAL COMMITTEE               DRAFT 5/26/98
                            STAR GAS PARTNERS, L.P.
                               REVISED PROPOSAL

     After careful consideration of the Proposed Transaction and the views expressed by Petro and PaineWebber, the Special Committee and its advisors recommend that further refinement and evaluation of the Proposed Transaction is appropriate.

     Subject to further diligence and assuming no material adverse changes in Star or Petro, or in market conditions, the Special Committee proposes that the transaction contain the following safeguards for the benefits of Star's common unitholders;

     (A)  Star Partnership Agreement.   Appropriate steps should be initiated
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          to amend the Star Partnership Agreement as of the closing date
          (assumed to be September 30, 1998) in order to include as a minimum:

          (A-1) authorizing the creation of new classes of senior subordinated units and deferred partnership units, which shall be junior to all present and future common units;

          (A-2) prohibiting the payment of any distributions to senior subordinated unitholders and to subordinated unitholders except from net distributable cash flow available from the preceding twelve months after first paying $2.30 per unit to the common unitholders for such period plus any cumulative common unit arrearages from prior period(s); and

          (A-3) providing a surplus available for common unit distributions equal to $1.10 per new common unit, as part of the Refinancing Transaction (described below).

     (B)  Definitive Transaction Agreement. A draft of the definitive
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          transaction agreement should be prepared by Petro for the Special
          Committee's careful consideration (and for future submission to the Board of Directors and common unitholders of Star and to the Board of Directors and shareholders of Petro for approval) setting forth at least the following steps:

          (B-1) At closing of the Transaction, Star shall be obligated to deliver to Petro's common shareholders the following:

                 (a)  2,718,000 new senior subordinated units of Star;
                 (b) 524,000 subordinated units of Star; the balance must be delivered to Star free and clear for retirement;

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               (c)  289,000 GP units of Star; and

               (d) 909,000 new deferred partnership units of Star, convertible into senior subordinated units at 33 1/3% per annum for each year in which Petro's after-tax income contributes accretion to every Star unit in excess of $0.50.

        (B-2) The Closing shall be contingent upon the successful completion of the following (collectively, the "Refinancing Transaction"):

               (a) The issuance of no more than 6,588,000 new common units at a price per unit of at least $21 with a gross spread of no greater than 5.0%, and

               (b) The issuance of $125,000,000 of a new debt with an interest rate no higher than 8.5% with a gross spread of no greater than 3.0%.

               The use of proceeds of the Refinancing Transaction shall be solely to refinance certain of the outstanding indebtedness assumed from Petro.

        (B-3) Prior to the closing of the Transaction, Petro shall represent, warrant and agree that:

               (a) Prior to the Refinancing Transaction, Petro shall have a balance of debt and preferred stock (at redemption value), less any cash balance in excess of such amounts required in (B-3) (b) below, of no more than $331,367,000.

               (b) Petro shall have a minimum cash balance of $500,000, a positive working capital balance, and a total stockholders' deficit on its balance sheet of no greater than $210,000,000, all as of the Closing (assumed to be September 30, 1998).

               (c) Petro shall set up appropriate reserves and fund all of the following transactions costs: the gross spread on the issuance of the new debt referred to in (B-2) (b); financial advisory fees and fairness opinions for Petro and Star; legal, accounting and printing fees for Petro and Star; all exchange and solicitation fees related to the retirement or redemption of Petro's debt and preferred stock; all appraisals and environmental reports; all rating agencies and bank fees; and all other out-of-pocket costs and expenses associated with the Transaction.

        (B-4) Prior to the Closing of the Transaction, Petro shall not declare or distribute any cash dividends to its common shareholders.